Mail Stop 3561

February 29, 2008

Jeffrey Noddle
Chairman and Chief Executive Officer
Supervalu Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

> **RE:** **Supervalu Inc.**
> **Form 10-K for the fiscal year ended February 24, 2007**
> **Filed April 25, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2007**
> **Form 10-Q for the quarter ended June 16, 2007**
> **Filed July 26, 2007**
> **Form 10-Q for the quarter ended September 8, 2007**
> **Filed October 18, 2007**
> **Form 10-Q for the fiscal quarter ended December 1, 2007**
> **Filed January 10, 2008**
> **File No. 1-5418**

Dear Mr. Noddle:

        We have reviewed your responses dated February 14, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 24, 2007
Retail Food, page 4
Principal Markets, page 5

1.   We have read your response to prior comment 1 from our letter dated January 30, 2008 regarding disclosure of the amount or percentage of total revenue

contributed by each class of similar products or services. However, we note that products you offer within your Retail food segment, although perhaps advertised in the same circular and sold in the same store, represent different classes of similar products that include food, prescription drugs, and other non-food items such general merchandise and household goods. Please revise your disclosure to include in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, revise the notes to your financial statements to provide the disclosure required by paragraph 37 of SFAS no. 131.

2.   We note your response to prior comment two from our letter dated January 30, 2008. However, we reissue the comment. Economic factors such as inflation, unemployment and customer spending that you set forth in your response can vary widely across United States geographic regions. To the extent that an area of the country where the company has a significant concentration of stores and sales experiences an economic slowdown, the company's results could be adversely affected. If the company does not have a significant concentration in any of the geographic regions set forth on page five, please advise.

Item 1A. Risk Factors, page 9

3.   We note your response to prior comments five and six from our letter dated January 30, 2008. Please provide us with more detailed disclosure concerning how you intend to comply or provide us with proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations
Critical Accounting Policies, page 25

4.   We have read your response to prior comment 11 from our letter dated January 30, 2008 relating to revising your current disclosure to, among other things, clarify and quantify each critical estimate while providing greater insight into each estimate rather than merely duplicating the accounting policy disclosure in Note 2. Your response states that you plan to review and revise the disclosure of each policy to provide greater insight into the nature and variability of the critical judgments and estimates being made. Please also provide more quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material affect on the Company. For example, your revised disclosure of vendor funds could be enhanced by providing investors with information as to the significance of vendor funds being received by you by disclosing either the amount of vendor funds received for each period presented or whether a 10% reduction in vendor funds would have a

material affect on your results of operations. Please show us what your revised disclosure will look like for each critical estimate.

Liquidity and Capital Resources, page 28

5.   We have read your response to prior comment 12 from our letter dated January 30, 2008 regarding the residual value guarantee. You indicate the lessor was entitled to recover $60 million at the end of the lease term either from the Company's purchase or through remarketing of the property. Please tell us if the lessor's entitlement to the $60 million was a lease guarantee. If so, please explain why the stated amount of the guarantee of $60 million was not initially included in the minimum lease payments as set forth in paragraph 5(j) of SFAS no. 13.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Cost of Sales, page F-13

6.   We have read your response to prior comment 18 from our letter dated January 30, 2008 regarding the disclosure of vendor participation in cooperative advertising expenditures. Please also revise your disclosure in management's discussion and analysis to disclose whether or not management would continue to incur the same level of advertising expenditures even if vendors discontinued their support.

7.   Please tell us and disclose in future filings whether you recognize the reimbursements as the milestones are achieved or if you accrue the reimbursements. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.   Please tell us if you receive reimbursements under vendor fund arrangements that are expected to be completed within three years. If so, specifically address how you are able to determine whether the reimbursement is probable and reasonably estimable if you apply the accrual method.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
Competitive Market, page 17

8.   We note your response to prior comments 21, 22 and 23 from our letter dated January 30, 2008. Please provide us with more detailed disclosure sufficient to indicate how you intend to comply with each comment or you may provide sample disclosure as of February 24, 2007. In particular, please discuss in detail whether the company engages in benchmarking. If so, please disclose the

benchmark and its components in accordance with Item 402(b)(2)(xiv) of
Regulation S-K.

Performance Measures and Objectives, page 19

9.   We note your response to prior comment 24 from our letter dated January 30,
        2008. Please provide us with more detailed disclosure sufficient to indicate how
        you intend to comply with this comment or you may provide sample disclosure as
        of February 24, 2007. While we understand that performance targets for a year
        not yet completed do not affect a named executive officer's compensation for the
        previous year, there are circumstances where disclosure of such targets could be
        beneficial to provide appropriate context for the prior year's compensation in
        accordance with Instruction 2 to Item 402(b) of Regulation S-K. Please confirm
        that if, in the future, performance targets for the current year would be necessary
        to provide context for the previous year's compensation, you will provide such
        disclosure.

Fiscal 2008, page 21

10.   We note your response to prior comment 25 from our letter dated January 30,
        2008. Please provide us with more detailed disclosure sufficient to indicate how
        you intend to comply with this comment or you may provide sample disclosure as
        of February 24, 2007.

Performance Shares, page 23

11.   We note your response to prior comment 27 from our letter dated January 30,
        2008. Please provide us with more detailed disclosure sufficient to indicate how
        you intend to comply with this comment or you may provide sample disclosure as
        of February 24, 2007.

Perquisites, page 26

12.   We note your response to prior comment 28 from our letter dated January 30,
        2008. Please provide us with more detailed disclosure sufficient to indicate how
        you intend to comply with this comment or you may provide sample disclosure as
        of February 24, 2007.

*****

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director